UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of April, 2005
                         Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of registrant's name into English)


                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11950
                     (Address of principal executive office)


            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                   -----          ----

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
            101(b)(1):____

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
            101(b)(7):____

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                   ----   -----



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On April 1, 2005 and in accordance with Mexican law, Grupo Radio Centro, S.A. de C.V. published in the Diario Oficial de la Federacion (Official Gazette) and the El Universal newspaper a notice of an extraordinary shareholders meeting as well as its annual shareholders meeting. An English translation of the notice is included in this Form 6-K.

               ENGLISH TRANSLATION--FOR INFORMATION PURPOSES ONLY

                                  NOTIFICATION

                    EXTRAORDINARY AND ORDINARY ANNUAL MEETING
                                 OF STOCKHOLDERS

         By resolution of the Board of Directors, the stockholders of GRUPO RADIO CENTRO, S.A. DE C.V. are called to an extraordinary and ordinary annual meeting of stockholders which shall be held at 10:00 a.m. on April 22, 2005, at the company's headquarters located at Avenida Constituyentes 1154, Colonia Lomas Altas, 11950 Mexico, F.D., to discuss the matters contained in the following:

                                ORDER OF THE DAY
                                ----------------

                              EXTRAORDINARY MEETING
                              ---------------------


I. Partial reform of the Seventeenth and Eighteenth Clauses of the corporate bylaws, with respect to the authorities of the Board of Directors and the structure and authorities of the Audit Committee, respectively.

                                 ANNUAL MEETING
                                 --------------

II. Report of the Board of Directors on the progress of the company during the fiscal year ended December 31, 2004, pursuant to the terms of
         Article 172 of the General Business Companies Act, which includes the individual and consolidated financial statements of Grupo Radio Centro, S.A. de C.V., and those of its subsidiaries Inmobiliaria Radio Centro, S.A. de C.V., Radio Centro Publicidad, S.A. de C.V., Universal de Muebles e Inmuebles, S.A. de C.V., GRC Publicidad, S.A. de C.V. and GRC Medios, S.A. de C.V., at December 31, 2004, and the report of the trustee; resolutions in this regard.

III.     Resolution on the allocation of results.

IV. Resignation, appointment, and/or ratification, if applicable, of the members of the Board of Directors, Executive Committee, Audit Committee, and trustee, including alternates, and the establishment of compensation.

V. Presentation of the annual report of the company's Audit Committee pursuant to the provisions of Article 14-bis 3 of the Mexican Securities Market Law.

VI. Appointment of delegates to execute and formalize the resolutions adopted in the meeting.

         Pursuant to the provisions of the corporate bylaws, for attendance at the meeting the company will only acknowledge as stockholders those people whose names are recorded in the shareholders registry, or who prove their capacity as stockholders by complying with the provisions of Article 78 of the Mexican Securities Market Law, who must collect the corresponding admission ticket on business days and during business hours, by no later than three (3) calendar days prior to the date set for holding the meeting, at the company's offices located at Avenida Constituyentes 1154, 7th Floor, Colonia Lomas Altas, 11950 Mexico, F.D. (to the attention either of Alvaro Fajardo de la Mora, Esq., or Adolfo Acosta Noriega). Any stockholder may be represented in the meeting by such proxy as is designated through an unrecorded proxy letter executed before two witnesses. Such proxy shall be proved at the time the admission ticket is requested. For the effects of the provisions of Mexican Securities Market Law
Article 14-bis 3, Section VI, paragraph c), please note that the proxy form by which brokers may prove their agency to the meeting are available to them at the company's offices. The documents cited in point I of the order of the day are available to stockholders, on business days during business hours, at the domicile of the aforementioned company, from the date this notification is published.

                   Mexico, Federal District, on March 31, 2005

                        Alejandro Sepulveda de la Fuente
                       Secretary of the Board of Directors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 8, 2005

                                          GRUPO RADIO CENTRO, S.A. DE C.V.


                                          By: /s/ Pedro Beltran Nasr
                                             ----------------------------------
                                               Name:   Pedro Beltran Nasr
                                               Title:  Chief Financial Officer